Exhibit 99.2

Logo MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2022 (Expressed in US Dollars)

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Expressed in US dollars, unless stated otherwise)

BACKGROUND

This Management’s Discussion and Analysis dated as of July 28, 2022 (“MD&A”) of Lithium Americas Corp. (“Lithium Americas”, the “Company”, or “LAC”), should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and the notes thereto for the six months ended June 30, 2022 (“Q2 2022 financial statements”), and the audited consolidated financial statements and notes thereto for the year ended December 31, 2021 (“2021 annual financial statements”). Refer to Notes 2 and 3 of the Q2 2022 financial statements and Note 2 and 3 of the 2021 annual financial statements for disclosure of the Company’s significant accounting policies. All amounts are expressed in US dollars, unless otherwise stated. References to CDN$ are to Canadian dollars. This MD&A contains “forward-looking statements,” and readers should read the cautionary note contained in the section entitled “Forward-Looking Statements” of this MD&A regarding such forward-looking statements.

OUR BUSINESS

Lithium Americas Corp. is a Canadian-based resource company focused on the advancement of significant lithium projects: the Caucharí-Olaroz project (“Caucharí-Olaroz”), located in Jujuy province in the north-western region of Argentina, the Thacker Pass project (“Thacker Pass”), located in north-western Nevada, USA and the Pastos Grandes project, located in Salta Province of Argentina (“Pastos Grandes”). Caucharí-Olaroz is a lithium brine project located in the Salar de Olaroz and the Salar de Caucharí. The Company owns 44.8% of Caucharí-Olaroz through its ownership interest in Minera Exar S.A. (“Minera Exar”), a company incorporated under the laws of Argentina. Thacker Pass is a sedimentary-based lithium property located in the McDermitt Caldera in Humboldt County, Nevada. The Company owns 100% of Thacker Pass through its wholly-owned subsidiary, Lithium Nevada Corp. (“Lithium Nevada”). On January 25, 2022, the Company acquired Millennial Lithium Corp. (“Millennial”) and added its Argentinean lithium project Pastos Grandes to its pipeline of projects.

The Company’s head office and principal address is Suite 300, 900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5. The Company trades in Canada on the Toronto Stock Exchange (“TSX”) and in the United States on the New York Stock Exchange (“NYSE”) under the symbol “LAC”. The Company operates in the United States through its wholly-owned subsidiary, Lithium Nevada. The Company’s operations concerning Caucharí-Olaroz are conducted in Argentina and the Netherlands through equity investees Minera Exar and Exar Capital B.V. (“Exar Capital”) respectively, which are governed by a shareholders’ agreement between the Company and Ganfeng Lithium Co. Ltd. (“Ganfeng”). The Company and Ganfeng collectively own 91.5% of Minera Exar (Caucharí-Olaroz) and 100% of Exar Capital B.V. (a Netherlands entity that provides funding to Minera Exar). For Pastos Grandes, the Company conducts operations through its wholly-owned subsidiaries, Millennial in Canada and Proyecto Pastos Grandes S.A. in Argentina. Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Expressed in US dollars, unless stated otherwise)

HIGHLIGHTS

Argentina

Caucharí-Olaroz

•	Construction continues to progress towards production with key areas of the processing plant preparing to commence commissioning shortly.
o	33kv power line, gas pipeline and the water systems were completed and commissioned.
o	Over 1,650 workers on site with team beginning to transition from construction to operations.
•

With construction over 90% complete, focus has shifted to prioritize production over completion of all purification circuits. As a result, a portion of the purification process designed to achieve battery-quality is being deferred until early 2023.

•	In late May 2022, the site achieved a milestone of 6,000,000 total person hours without a lost time injury.
•

As of June 30, 2022, 88%, or $653 million, of the $741 million capital budget has been spent. The Company continues to monitor the high inflationary environment in Argentina but does not expect any impact on the Company’s funding requirements for the project to reach production.

•

The development analysis on the second stage expansion of at least 20,000 tonnes per annum (“tpa”) of lithium carbonate equivalent (“LCE”) continues to advance with development of the wellfield underway.

Pastos Grandes

•	In June 2022, the Company approved a development plan and a budget of approximately $30 million to advance Pastos Grandes towards a construction decision.

United States

Thacker Pass

•

On June 28, 2022, the State Environmental Commission unanimously rejected an appeal of the February 2022 issuance of a Water Pollution Control Permit for Thacker Pass by the Nevada Department of Environmental Protection.

•

On July 20, 2022, the Company’s Lithium Technical Development Center (“LiTDC”) was officially opened in a ceremony attended by the Company’s leadership team, Nevada Governor and University of Nevada, Reno President.

o	LiTDC replicates Thacker Pass’ flowsheet from raw ore to final product in an integrated process.
o	Battery-quality lithium carbonate samples are being produced for potential customers and partners.
•

An appeal on the Record of Decision (“ROD”) is moving forward with briefings scheduled to be complete August 11, 2022, and a final decision expected shortly thereafter. The Company has all permits to commence construction.

•	Early-works construction is on track to commence in 2022. Cultural assessment work was successfully completed in mid-July.
•

The Company has issued a request for proposal (“RFP”) from engineering, procurement and construction management (“EPCM”) firms to perform detailed engineering, execution planning and construction management services for Thacker Pass.

•

Analysis is being completed with a leading international environmental engineering consulting firm to determine expected carbon intensity and water utilization, based on current feasibility study planning work.

•

The Company continues to progress the U.S. Department of Energy (“DOE”) Advanced Technology Vehicles Manufacturing (“ATVM”) loan program application, which, if approved and settled, would be expected to fund a majority of Thacker Pass’ capital costs.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Expressed in US dollars, unless stated otherwise)

Corporate

•	As at June 30, 2022, the Company had $441 million in cash and cash equivalents with an additional $75 million in available credit.
•

On April 28, 2022, the Company entered into an agreement to acquire a 5% stake in Green Technology Metals Limited (ASX: GT1), a North American focused lithium exploration and development company with hard rock spodumene assets in north-western Ontario, Canada.

•

On July 19, 2022, the Company published a 2021 Environment, Social, Governance and Safety (ESG-S) Report themed Enabling Transition, highlighting the Company’s ESG-S practices and overall progress made over the past two years (reporting period of January 1, 2020 to December 31, 2021).

•	The Company continues to explore a separation of its US and Argentina operations. While no final decision has been made, the Company is exploring structuring alternatives to effect the separation.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Expressed in US dollars, unless stated otherwise)

PROJECT PROGRESS IN Q2 2022

Caucharí-Olaroz, Jujuy Province, Argentina

Figure A: Construction is advancing with parts of the processing plant preparing to commence commissioning shortly	Figure B: With construction over 90% complete, the focus has shifted to prioritize production over completion of the purification circuits
Figure C: Pond harvesting to service the evaporation ponds continued in Q2 2022	Figure D: Over 1,650 workers on site with team beginning to transition from construction to operations

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Expressed in US dollars, unless stated otherwise)

COVID-19

The Company continues to closely monitor the situation as workers continue to adhere to strict bio-security protocols. As of the date of this MD&A, mining and construction activities are permissible in the Province of Jujuy, subject to meeting certain health protocols. COVID-19 restrictions continue to impact the resumption of full construction activities, particularly as a result of domestic restrictions in the locations of the project’s international vendors.

To date, over 99% have received three to four doses of a COVID-19 vaccine.

Health and Safety

The Total Recordable Incident Frequency rate (“TRIFR”) for Caucharí-Olaroz as at June 30, 2022 was 1.50 per 200,000 hours worked. In late May 2022, the project team achieved an important safety milestone of 6,000,000 total person hours without a lost time injury incident, with no lost time incidents thereafter.

Construction Progress

Evaporation Ponds and Production Wells

Earthworks for the 12 km2 of planned solar evaporation ponds are 100% complete, and liner installation is 100% complete as well. Currently, there are 40 production wells drilled. As of the date of this MD&A, approximately 22.2 million cubic meters (“m3”) of brine have been pumped into the ponds for initial evaporation and process testing. Pond harvesting to service the evaporation ponds and to remove salt deposited at the bottom of the pond continued in Q2 2022.

With construction over 90% complete, focus has shifted to prioritize production over completion of all purification circuits. As a result, a portion of the purification process designed to achieve battery-quality is being deferred until early 2023.

Infrastructure

•	The access roads and platforms for the wells are completed.
•	Construction of the warehouse buildings is completed.
•	Gas pipeline is completed.
•	Lime plant is completed and operating.
•	Solid-liquid separation (SSL) plant is completed.
•	The 33 kV power line and the 13.2 kV distribution line are completed, connected to the grid and providing electricity to the site.
•	Construction of the water pipeline is completed and operating.

Lithium Carbonate Plant

•	Critical, long-lead-time equipment is currently under fabrication or has been delivered to site.
•	Solvent extraction (SX) plant, including equipment installation, is over 90% complete.
•	Potassium chloride (KCl) plant is over 90% complete.
•	Contractors are on site working towards completing the remainder of the lithium carbonate plant (the dilution plant, purification, carbonation and substation).

Capital Expenditures

•	As of June 30, 2022, $653 million has been spent or 88% of the current $741 million capital budget, with the majority of the remaining budget committed.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Expressed in US dollars, unless stated otherwise)

Project Financing and Liquidity

As of June 30, 2022, the Company’s 49% share ($43 million) of the remaining capital budget is anticipated to be fully funded from the Company’s cash balance. In Q4 2021 and Q1 2022, Minera Exar obtained $50 million in third-party loans that were secured or guaranteed by Lithium Americas and/or Ganfeng to fund project construction. Minera Exar is seeking to enter into additional loan arrangements of a similar nature in the future.

Stage 2 Expansion

Development analysis on a Stage 2 expansion of at least an additional 20,000 tpa LCE continues to advance, in partnership with Ganfeng, with a drilling program of 14 wells underway.

Minera Exar 2021 Sustainability Report

In late July, Minera Exar published a 2021 Sustainability Report, available in Spanish only, reporting on sustainability management approaches and performance at Cauchari-Olaroz for the period January 1, 2021 to December 31, 2021. A translated English version will be made available on Lithium Americas webpage in Q3 2022.

Thacker Pass, Nevada, USA

COVID-19

The Company continues to follow applicable state-wide COVID-19 restrictions and protocols. Workers who develop symptoms of the virus are asked to work from home until their symptoms clear and follow the U.S. Centers for Disease Control (CDC) guidance on testing.

Lithium Technical Development Center

The Company has completed construction of a new integrated Lithium Technical Development Center in Reno, Nevada to demonstrate the full Thacker Pass flowsheet and to produce battery-quality lithium carbonate samples for potential customers and partners. The LiTDC will also support ongoing optimization work and confirm assumptions in the design and operational parameters.

The 30,000 ft2 facility contains a state-of-the-art analytical laboratory capable of analyzing ultra-pure lithium compounds and has been designed to conduct test work on new target ores and brines. Lithium Americas and the University of Nevada, Reno are collaborating on this commercial work, while also educating the next generation of engineers and researchers who will play an essential role in curbing harmful carbon emissions.

The LiTDC’s initial production, using the Thacker Pass flowsheet and sedimentary resources from the project site, successfully produced five kilograms of battery-quality lithium carbonate. In addition to generating sample material, the facility will enable the team to continually optimize and de-risk each step of the flowsheet.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Expressed in US dollars, unless stated otherwise)

Figure E: Lithium Technical Development Center ribbon cutting event of July 20, 2022. In photo front left to right: Brian Sandoval, University of Nevada, Reno President; Jonathan Evans, President & CEO; Steve Sisolak, Governor of Nevada; Little Star Abel; Maria Anderson, the Company’s Community Relations Manager; members of the Fort McDermitt Paiute and Shoshone Tribe; and Lithium Americas’ staff.

Financing and Partnership Process

In April 2022, the Company submitted a formal application to the DOE’s Loans Program Office to be used at Thacker Pass through the ATVM loan program. The ATVM Loan Program is designed to provide loans for facilities located in the United States for the manufacturing of advanced technology vehicles and qualifying components used in those vehicles.

In addition to potential funding from the DOE, the Company is exploring other complementary funding, offtake and partnership alternatives. As previously announced in February 2022, the Company continues to explore a separation of its US and Argentina operations. While no final decision has been made, the Company is exploring structuring alternatives that could be used to effect a separation.

Process Engineering and Design

Feasibility Study for Phase 1 and 2

Lithium Americas continues to advance a feasibility study (“Feasibility Study”) targeting an initial production capacity of 40,000 tonnes per annum (“tpa”) of lithium carbonate (“Phase 1”) with a second stage expansion targeting a total production capacity of 80,000 tpa (“Phase 2”). Capital costs are expected to substantially increase from the estimates in the 2018 pre-feasibility study due to processing and related infrastructure changes and the results of engineering and testing, incorporation of increased capacity, as well as external factors such as inflationary pressures and supply chain considerations. Results of the Feasibility Study are expected in the second half of 2022, to align with the strategic partnership and financing process and ongoing engineering and process testwork at the LiTDC.

Design and Operating Updates

The Company has made significant progress in its understanding of the development and operational parameters at Thacker Pass since publishing the pre-feasibility study (“PFS”) in late 2018, including design, size and scope of

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Expressed in US dollars, unless stated otherwise)

facilities and supporting infrastructure, as well as the nature and use of inputs, reagents and processing procedures. Work on the Feasibility Study continues, and the Company expects there will be several marked differences between the PFS and the Feasibility Study in respect of the development plan and operations. Some of the most significant differences are expected to include:

•	Addition of mineral beneficiation to improve acid consumption,
•	Addition of countercurrent decantation and a substantial increase in filtration to improve recovery and enable dry stack tailings,
•	Additional crystallization stages to remove magnesium,
•	Inclusion of ion exchange to remove calcium and boron to achieve battery grade, and
•	More complex carbonization process including bicarbonation and second stage crystallization.

Financial Performance Estimates

The capital cost and operating cost estimates set out in the PFS are expected to be substantially different in the contemplated Feasibility Study. The Company expects that there will be a significant increase in the capital cost estimate. The additional infrastructure and processing steps as contemplated by the updated planning for development and operations noted above will, on their own, result in a capital cost that is expected to greatly exceed that contemplated as the base case under the PFS, even assuming a comparable production scale. The increase in scale of production will result in a further increase in capital cost. Finally, external factors since the date of the PFS, including inflationary effects and supply chain issues, will result in significantly higher capital costs. The Company also expects that there will be a significant increase in operating costs compared to that set out in the PFS, as a result of the additional infrastructure, processing and input requirements that are contemplated for the operation, as well as external effects such as inflation, wage increases and supply chain limitations. These cost increases are expected to be offset, in some measure, by revenue increases from a higher production rate and higher long-term pricing assumptions for lithium-based products, although the extent to which all of these factors, among others, will ultimately impact the financial performance of Thacker Pass cannot be verified with any certainty until such time as an updated mine plan, and in particular the contemplated Feasibility Study, has been completed.

EPCM Contract

The Company has issued a RFP for an EPCM contract for Phase 1. The awarding of the EPCM contract is part of a rigorous and competitive tender process involving multiple globally recognized industry firms.

Regulatory and Permitting

The Company is on track to begin early-works construction in 2022. All state and federal permits necessary to commence construction are in place. The federal appeal of the ROD is ongoing with briefings scheduled to end on August 11, 2022, and oral arguments and a final decision expected to follow shortly thereafter.

In June 2022, the Nevada State Environmental Commission upheld the Company’s approved Water Pollution Control Permit by denying an appeal in a 5-0 ruling. Cultural assessment and mitigation required as part of the ROD was successfully completed in mid-July by the Company’s consultant and Fort McDermitt Paiute and Shoshone Tribe (“Tribe”) members. Completion of this important archeological assessment and mitigation work is a key milestone in moving towards the commencement of construction.

A decision on the Company’s water rights transfer application by the state engineer to transfer the Company’s existing and optioned water rights, which is expected to provide sufficient water for all of Phase 1, is anticipated later in 2022.  The Company has recently commenced the process of negotiating additional water rights expected to be required for Phase 2 operations.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Expressed in US dollars, unless stated otherwise)

Social Responsibility

Lithium Americas remains committed to engaging with key stakeholders throughout the lifecycle of our projects to better understand and address their interests and concerns, and to advance our shared priorities. The Company continues to collaboratively work with the Tribe and communities closest to Thacker Pass towards mutually beneficial relationships.

Fort McDermitt Paiute and Shoshone Tribe

The Company’s engagement plan includes regular consultation with the Tribe, which is the closest tribe to the project site. The Company is committed to providing community benefits, skills training and employment opportunities to the tribe as the project advances towards construction.

Building on several years of engagement and understanding of community needs, the Company has provided the Tribe with a draft benefits agreement that consists of infrastructure development (community center with a daycare, pre-school and cultural facilities), economic opportunities, training and employment opportunities. The agreement is the next step in the Company’s long-standing relationship with the Tribe and is under consideration.

Skills Training and Cultural Assessment Job Opportunities

In late 2021 and early 2022, the Company arranged for specialized cultural monitor training for Tribe members. Pursuant to an Archaeological Resources Protection Act Permit issued by the Bureau of Land Management (“BLM”), the cultural assessment and mitigation work commenced in April 2022 and successfully concluded in mid-July 2022. Eleven Tribe members were hired to work in collaboration with Far Western Anthropological Research Group to ensure strict standards were followed, and Native American interests were respected during the archeological mitigation work.

Community Engagement

The Company continues to actively participate in the local community Negotiating Work Group, consisting of representatives of the local community Thacker Pass Concerned Citizens Group. The purpose of the Work Group is to develop agreements supported by scientific data and community buy-in to guide the construction and operations of Thacker Pass.

Initiative for Responsible Mining Assurance (IRMA)

Lithium Americas is a Pending Member of IRMA - the Initiative for Responsible Mining Assurance. In H1 2022, the Company worked with IRMA to pilot their new draft IRMA-Ready Standard for Responsible Mineral Exploration and Development.

Environmental Stewardship

Lithium Americas is committed to minimizing the expected environmental footprint of Thacker Pass by incorporating the environmental best practices and going beyond what is required by regulatory standards. The Company is designing Thacker Pass to be a low-carbon, low-water utilization lithium operation, and has been working with a leading international environmental engineering consulting firm to develop the expected operational carbon and water intensities.

2021 ESG-S Report

Lithium Americas recently published a 2021 Environment, Social, Governance and Safety (“ESG-S”) Report themed Enabling Transition, reaffirming the Company’s commitment to responsible development and production, as well as highlighting the Company’s ESG-S practices and overall progress made over the past two years (reporting period of January 1, 2020 to December 31, 2021). The full report is available at www.lithiumamericas.com/esg. The scope of the ESG-S Report includes the activities and interests of Lithium Americas and the wholly-owned Thacker Pass project. The Caucharí-Olaroz project is not included in the scope of this report, however, contextual information is shared on its construction stage.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Expressed in US dollars, unless stated otherwise)

Pastos Grandes, Argentina

Development Plan

In June 2022, the Company approved a development plan and a budget of approximately $30 million to advance Pastos Grandes towards a construction decision. The plan includes field work with respect to the brine and water to verify the assumptions behind the brine production base case, test works of technology alternatives to compare with the processing base case, a review of the land use possibilities to support industrial scale construction and operations and completing basic engineering to support an investment decision.

In addition, the plan and budget consider improvement of site facilities, which include a fully operative camp with energy supplied from a solar power hybrid system, a laboratory, a production well, solar evaporation ponds, a liming plant, and a pilot plant for processing concentrated brine into lithium carbonate of battery quality.

The plan also considers complementing the existing workforce of 42 persons with professionals for key roles, advancing the development of the project into engineering, construction and operation phases.

Health and Safety, Environmental

Pastos Grandes site has achieved 200 days without accidents. No COVID-19 cases were registered since the Company took over the operation in early 2022. More than 95% of the employees received three or four doses of COVID-19 vaccine.

Social Responsibility

Over the years, the Pastos Grandes team has developed a good relationship with the nearby community of Santa Rosa de los Pastos Grandes, by being a supportive and inclusive neighbor. Recently, the Company’s Argentine management met with the local project team and community to reiterate the Company’s commitment to responsible resource development.

Other investments

Arena Minerals - Sal de la Puna project

A Technical Cooperation Agreement was signed with Arena Minerals in April 2022. The Agreement considers sharing of information, coordination of exploration and development works, and grants the Company access to Arena’s tenements for studies of the water system. This will accelerate development for both the Pastos Grandes and Sal de la Puna projects and applies a systemic approach over the resources.

Green Technology Metals

On April 28, 2022, the Company entered into an agreement to acquire shares of Green Technology Metals, a North American focused lithium exploration and development company with hard rock spodumene assets in north-west Ontario, Canada, in a private placement for total consideration of $10 million, or approximately 5% of Green Technology Metals’ issued and outstanding shares following closing of the share placement.

In addition to its $10 million placement, Lithium Americas has entered into a non-binding Collaboration Framework with Green Technology Metals to advance evaluation of a strategically located, integrated lithium chemicals business in North America. For additional details about the Green Technology Metals acquisition, please refer to Note 5 “Investment in Green Technology Metals” of the Company’s Q2 2022 Financial Statements available on SEDAR and the news release issued by the Company on April 28, 2022.

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Expressed in US dollars, unless stated otherwise)

SELECTED FINANCIAL INFORMATION

Quarterly Information

Selected consolidated financial information is as follows:

(in US$ millions)	2022		2021				2020
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	$	$	$	$	$	$	$	$
Total assets	1,043.5	1,136.2	817.3	716.2	708.6	707.9	326.7	232.6
Property, plant and equipment	9.2	8.7	4.4	3.5	1.6	1.8	1.9	1.8
Working capital	435.4	488.7	524.3	476.1	499.4	512.8	141.7	69.4
Total liabilities	231.5	308.5	281.0	188.7	165.0	146.0	136.0	131.3
Expenses	(90.3)	(16.0)	(7.7)	(16.6)	(13.0)	(8.8)	(8.1)	(5.7)
Net (loss)/income for the period	(16.6)	(46.1)	8.0	(17.2)	(19.3)	(9.9)	(9.7)	(6.5)
Basic income/(loss) per common share	(0.12)	(0.35)	0.07	(0.14)	(0.16)	(0.09)	(0.10)	(0.07)

Notes:

1.	Quarterly amounts added together may not equal to the total reported for the period due to rounding or reclassifications.
2.	Working capital is the difference between current assets and current liabilities (refer to section “Use of Non-GAAP measures”).

Changes in the Company’s total assets, working capital, liabilities and results were driven mainly by financings, M&A transactions, increases in loans and contributions to Caucharí-Olaroz, expenses in the period, changes in fair value of convertible senior notes derivative liability and the Company’s share of results of Caucharí-Olaroz.

In Q2 2022, total assets decreased primarily due to the expenses in the period, the Company’s share of loss of Caucharí-Olaroz of $71.5 million, a loss on fair value of Arena Minerals warrants of $3.8 million and a loss on fair value of Green Technology Metals shares of $4.2 million. Total liabilities decreased primarily due to decrease in fair value of the convertible senior notes derivative liability by $81.6 million, offset by accrued interest on convertible senior notes of $2.5 million.

In Q1 2022, total assets and total liabilities increased primarily due to the acquisition of Millennial, a $50.3 million increase in fair value of convertible senior notes derivative liability, offset by a repayment of $24.7 million limited recourse loan facility balance and accumulated interest.

In Q4 2021, total assets, working capital and total liabilities increased primarily due to the $250 million in net proceeds raised from the convertible senior notes, and the $59 million drawdown on the senior credit facility, which were partially offset by full repayment of the $205 million senior credit facility.

In Q1 2021, total assets and working capital increased primarily due to the $377 million in net proceeds raised from the underwritten equity offering.

In Q4 2020, total assets and working capital increased primarily due to $97 million in net proceeds from an at-the-market equity program.

In Q3 2020, total assets, property, plant and equipment and liabilities decreased primarily as a result of derecognizing the Company’s 50% share of Minera Exar’s assets and liabilities and Exar Capital’s borrowings, partially offset by $40 million in cash received upon repayment of loans as part of the transaction with Ganfeng which closed on August 26, 2020.

12

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Expressed in US dollars, unless stated otherwise)

Results of Operations – Net Loss Analysis

Six Months Ended June 30, 2022 versus Six Months Ended June 30, 2021

The following table summarizes the items that resulted in an increase in net loss for the six months ended June 30, 2022 (“Q2 2022”) versus the six months ended June 30, 2021 (“Q2 2021”), as well as certain offsetting items:

Financial results	Six Months Ended June 30,		Change
(in US$ million)	2022	2021
	$	$	$
Exploration and evaluation expenditures	(23.0)	(13.5)	(9.5)
General and administrative	(8.7)	(4.9)	(3.8)
Equity compensation	(1.6)	(2.3)	0.7
Share of loss of Cauchari-Olaroz project	(72.7)	(1.1)	(71.6)
Share of loss of Arena Minerals	(0.4)	-	(0.4)
Loss on JEMSE transaction	-	(4.7)	4.7
Transaction costs	-	(0.1)	0.1
Foreign exchange gain	0.9	0.2	0.7
Finance costs	(10.5)	(5.3)	(5.2)
Gain on change in fair value of convertible notes derivative	31.2	-	31.2
Loss on change in fair value of Arena Minerals warrants	(2.7)	-	(2.7)
Gain on modification of the loans to Exar Capital	20.4	-	20.4
Loss on change in fair value of Green Technology Metals shares	(4.2)	-	(4.2)
Finance and other income	8.6	2.4	6.2
Loss from discontinued operations	-	0.1	(0.1)
Net Loss	(62.7)	(29.2)	(33.5)

Higher net loss during the six months ended June 30, 2022, is primarily attributable to:

•

higher share of loss of Caucharí-Olaroz related to amendment of the loans provided by Exar Capital to Minera Exar to introduce a revised repayment mechanism linked to the implied market foreign exchange rate in Argentina which resulted in an extinguishment of the loans and the recognition of a related loss, (see Note 7 of the Company’s Q2 2022 financial statements);

•	an increase in Thacker Pass exploration and evaluation expenditures related to engineering efforts, permitting and feasibility study preparation;
•	an increase in general and administrative expenses due to an increase in insurance, legal and consulting fees;
•	increased finance costs due to amortization of convertible senior notes liability; and
•

loss on change in fair value of Arena Minerals warrants (see Note 6 of the Company’s Q2 2022 financial statements) and Green Technology Metals shares (see Note 5 of the Company’s Q2 2022 financial statements).

Higher loss was partially offset by:

•	gain on change in fair value of convertible notes derivative driven primarily by a decrease in market value of the Company’s shares;
•	gain on modification of the loans to Exar Capital as a result of introducing interest on the loans to Exar Capital (see Note 7 of the Company’s Q2 2022 financial statements); and
•	higher finance income from interest earned on cash investments with financial institutions and loans.

Expenses

Exploration and evaluation expenditures for the six months ended June 30, 2022, of $23.0 million (2021 – $13.5 million) include expenditures incurred for Thacker Pass and Pastos Grandes. The increase in the Company’s exploration expenditures is mostly due to higher engineering, permitting and feasibility study-related costs incurred during Q2 2022 and the timing of permitting and other expenditures on the project.

13

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Expressed in US dollars, unless stated otherwise)

Equity compensation for the six months ended June 30, 2022 of $1.6 million (2021 - $2.3 million) is a non-cash expense and consists of $0.7 million (2021 - $0.9 million) fair market value of RSUs, and the $0.9 million (2021 - $1.4 million) fair value of PSUs vested during the period. Lower equity compensation during the six months ended June 30, 2022 was mainly due to the lower number of RSUs, PSUs and DSUs granted in the current year.

Included in general and administrative expenses during the six months ended June 30, 2022, of $8.7 million (2021 - $4.9 million) are:

•	Office and administrative expenses of $1.8 million (2021 - $1.4 million), which increased as a result of higher insurance costs due to tight insurance market conditions.
•

Professional fees of $2.4 million (2021 - $1.2 million) consisting mainly of legal fees of $0.9 million (2021 - $0.2 million), and consulting fees of $1.1 million (2021 - $0.9 million). Professional fees were higher due to increased corporate activities.

•

Salaries and benefits of $3.2 million (2021 - $1.6 million) increased mainly due to the increases in remuneration of employees and directors due to an increase in operations and remuneration of the Pastos Grandes employees which has been consolidated in the Company’s results since the acquisition on January 25, 2022.

Other Items

Gain on change in fair value of convertible notes derivative of $31.2 million was driven by changes in the underlying valuation assumptions as at June 30, 2022, including a decrease as at June 30, 2022 compared to December 31, 2021, of the Company's market share price from $29.12 to $20.13 and an increase in the risk-free interest rate from 1.37% to 3.08%, partially offset by an increase in the volatility assumption from 65% to 75%. The fair value of the derivatives was estimated using a partial differential equation method with Monte Carlo simulation.

Finance and other income during the six months ended June 30, 2022 was $8.6 million (2021 - $2.4 million) and includes mainly interest income on the Company’s loans to Exar Capital and cash and cash equivalents.

Three Months Ended June 30, 2022 versus Three Months Ended June 30, 2021

The following table summarizes the items that resulted in a decrease in net loss for the three months ended June 30, 2022 (“Q2 2022”) versus the three months ended June 30, 2021 (“Q2 2021”), as well as certain offsetting items:

Financial results	Three Months Ended June 30,		Change
(in US$ million)	2022	2021
	$	$	$
Exploration and evaluation expenditures	(12.8)	(8.8)	(4.0)
General and administrative	(5.2)	(2.6)	(2.6)
Equity compensation	(0.6)	(1.0)	0.4
Share of loss of Cauchari-Olaroz project	(71.5)	(0.6)	(70.9)
Share of loss of Arena Minerals	(0.3)	-	(0.3)
Loss on JEMSE transaction	-	(4.7)	4.7
Transaction costs	-	(0.1)	0.1
Foreign exchange gain	0.5	0.1	0.4
Finance costs	(5.2)	(2.8)	(2.4)
Gain on change in fair value of convertible notes derivative	81.6	-	81.6
Loss on change in fair value of Arena Minerals warrants	(3.8)	-	(3.8)
Loss on change in fair value of Green Technology Metals Shares	(4.2)	-	(4.2)
Finance and other income	4.9	1.2	3.7
Net Loss	(16.6)	(19.3)	2.7

14

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Expressed in US dollars, unless stated otherwise)

Higher net loss in Q2 2022 is primarily attributable to:

•

higher share of loss of Caucharí-Olaroz related to amendment of the loans provided by Exar Capital to Minera Exar to introduce a revised repayment mechanism linked to the implied market foreign exchange rate in Argentina which resulted in an extinguishment of the loans and the recognition of a related loss;

•	an increase in Thacker Pass exploration and evaluation expenditures related to engineering efforts, permitting and feasibility study preparation;
•	an increase in general and administrative expenses due to an increase in insurance, legal and consulting fees;
•	increased finance costs due to amortization of convertible senior notes liability; and
•	loss on change in fair value of Arena Minerals warrants and Green Technology Metals shares.

Higher loss was partially offset by:

•	gain on change in fair value of convertible notes derivative driven primarily by a decrease in market value of the Company’s shares; and
•	higher finance income from interest earned on cash investments with financial institutions and loans.

Expenses

Exploration and evaluation expenditures for Q2 2022 of $12.8 million (2021 – $8.8 million) include mostly expenditures incurred for Thacker Pass and Pastos Grandes. The increase in the Company’s exploration and evaluation expenditures is mostly due to higher permitting, engineering, and feasibility study-related preparation costs.

Equity compensation for Q2 2022 of $0.6 million (2021 – $1.0 million) is a non-cash expense and consists of the $0.3 million (2021 – $0.3 million) fair market value of RSUs, and $0.3 million (2021 – $0.7 million) fair value of PSUs vested during the period.

General and administrative expenses during Q2 2022 were $5.2 million (2021 – $2.6 million), an increase due to increased corporate activities.

Other Items

Gain on change in fair value of convertible notes derivative of $81.6 million was driven by changes in the underlying valuation assumptions as at June 30, 2022, including a decrease as at June 30, 2022 compared to March 31, 2022, of the Company's market share price from $38.49 to $20.13 and an increase in the risk-free interest rate from 2.53% to 3.08%. The fair value of the derivatives was estimated using a partial differential equation method with Monte Carlo simulation.

In Q2 2022, certain of the loans provided by Exar Capital to Minera Exar were amended to introduce a revised repayment mechanism linked to the implied market foreign exchange rate in Argentina, which represented an embedded derivative. This change in the terms of loans resulted in an extinguishment of the loans and the recognition of a related loss, and a loss on the embedded derivative due to the Argentinean peso devaluation. The Company’s share of this loss was $67.1 million (net of tax impact).

Finance and other income during the Q2 2022 was $4.9 million (2021 – $1.2 million) and includes mainly interest income on the Company’s loans to Exar Capital and cash and cash equivalents.

15

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Expressed in US dollars, unless stated otherwise)

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Highlights	Six Months Ended June 30,
(in US$ million)	2022	2021
	$	$
Cash used in operating activities	(34.2)	(20.0)
Cash used in investing activities	(12.9)	(28.6)
Cash (used in)/provided by financing activities	(23.6)	405.6
Effect of foreign exchange on cash	0.9	0.1
Change in cash and cash equivalents	(69.8)	357.1
Cash and cash equivalents - beginning of the period	510.6	148.1
Cash and cash equivalents - end of the period	440.8	505.2

As at June 30, 2022, the Company had cash and cash equivalents of $440.8 million and working capital of $435.4 million, compared to cash and cash equivalents of $505.2 million and working capital of $499.4 million as at June 30, 2021.

In Q1 2022, the Company repaid its limited recourse loan facility balance and accumulated interest. The remaining undrawn available balance under the facility is $75 million.

Liquidity Outlook

Lithium Americas’ share of outstanding construction costs for Caucharí-Olaroz is expected to be fully funded with its cash balance. The Company has flexibility to use its own funds for its share of outstanding construction costs for Caucharí-Olaroz, subject to the use of proceeds restrictions of the recent equity offerings. In Q4 2021 and Q1 2022, Minera Exar obtained $50 million in third-party loans that were secured or guaranteed by Lithium Americas and/or Ganfeng to fund the project construction. Minera Exar is seeking to enter into additional loan arrangements of a similar nature in the future.

Thacker Pass permitting and Feasibility Study costs, as well as Pastos Grandes, costs are expected to be funded from available cash on hand. The Company continues to evaluate partnership and financing opportunities for Thacker Pass to advance and de-risk the project. The Company’s cash balance and proceeds from the at-the-market equity program (“ATM Program”) and the Underwritten Public Offering (as defined below) are expected to provide the Company with sufficient financial resources to fund Thacker Pass expenditures and general and administrative expenditures until financing of Thacker Pass is complete or at least for the next eighteen to twenty-four months.

The timing and the amount of expenditures for Thacker Pass and Pastos Grandes are within the control of the Company due to its direct and sole ownership interests. Pursuant to the agreements governing the Caucharí-Olaroz project, decisions regarding capital budgets for the project require agreement between Lithium Americas and the project co-owner, Ganfeng.

On April 14, 2022, the Company submitted a formal application to the US Department of Energy for funding to be used at Thacker Pass through the Advanced Technology Vehicles Manufacturing Loan Program. The application continues to advance per the established Department of Energy review process.

The Company continues to develop its projects and does not generate revenues from operations. The Company’s capital resources are driven by the status of its projects, and its ability to compete for investor support of its projects. The Company’s access to future financing is always uncertain. There can be no assurance that the Company will be successful in having continued access to significant equity and/or debt funding. Except as disclosed, the Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity and capital resources either materially increasing or

16

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Expressed in US dollars, unless stated otherwise)

decreasing at present or in the foreseeable future. The Company does not engage in currency hedging to offset any risk of currency fluctuations.

Operating Activities

Cash used in operating activities during the six months ended June 30, 2022, was $34.2 million compared to $20.0 million during the six months ended June 30, 2021. The significant components of operating activities are discussed in the Results of Operations section above.

Investing Activities

Cash used in investing activities during the six months ended June 30, 2022 was $12.9 million, compared to $28.6 million used during the six months ended June 30, 2021. During the six months ended June 30, 2022, the Company provided $29.2 million in loans to Exar Capital, invested $10.0 million in Green Technology Metals, and in relation to the Millennial acquisition, paid $5.0 million of transaction costs, $17.1 million of acquisition date payables, received $33.5 million cash and received $20 million from the release of an escrow deposit.

Financing Activities

Senior Convertible Notes and Loan Facility

On December 6, 2021, the Company closed an offering of $225 million aggregate principal amount of 1.75% convertible senior notes due in 2027 (the “Convertible Notes”, “Notes” and the “Offering”). On December 9, 2021, the initial purchasers under the Offering exercised, in full, their option to purchase up to an additional $33.8 million aggregate principal amount of the convertible notes, increasing the total Offering size to $258.8 million. See Note 11 of the Company’s Q2 2022 financial statements for details regarding the terms of the Notes.

The Company used a portion of the net proceeds from the Offering to repay in full its $205 million senior secured credit facility and to repay in Q1 2022, $24.7 million outstanding on its limited recourse loan facility balance. The remaining undrawn available balance under the facility is $75 million.

ATM Program and Underwritten Public Offering

ATM Program

As of June 30, 2022, the Company used approximately $35.8 million of the $96.8 million in net proceeds from the ATM Program for general corporate and working capital purposes.

Underwritten Public Offering

On January 22, 2021, the Company closed an underwritten public offering (the “Underwritten Public Offering”) of 18.2 million common shares, including 2.3 million common shares under an over-allotment option, at a price of $22.00 per share, for approximate gross proceeds to the Company of $400 million. Total net proceeds of the offering, after deducting underwriters’ fees and other expenses, were approximately $377 million.

As of June 30, 2022, the Company used approximately $76.8 million of the net proceeds from the Underwritten Public Offering including $60.7 million on pre-construction and engineering costs for Thacker Pass and $16.1 million on interest expense due under the Senior Credit Facility. The balance of funds has not been deployed to date.

Although the Company intends to expend the net proceeds from the Underwritten Public Offering substantially as disclosed in the prospectus supplement for the Underwritten Public Offering, there may be circumstances where, for sound business reasons, a reallocation of funds may be prudent or necessary, and may vary materially from that set out in the supplement. In addition, management of the Company will have broad discretion with respect to the actual use of the net proceeds from the Underwritten Public Offering. See the risk factors set out in the offering prospectus supplement and the accompanying prospectus (available under the Company profile on

17

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Expressed in US dollars, unless stated otherwise)

www.sedar.com and www.edgar.com) and the documents incorporated by reference therein for further details regarding factors that may cause actual use of proceeds to differ from the intended use of proceeds.

CURRENT SHARE DATA

Issued and outstanding securities of the Company as at the date of this MD&A were as follows:

Common Shares issued and outstanding	134.6 million
Restricted Share Units (RSUs)	2.4 million
Deferred Share Units (DSUs)	0.3 million
Stock Options	1.1 million
Performance Share Units (PSUs)	0.8 million
Fully diluted number of common shares	140 million

Each of the classes of convertible securities is convertible to common shares on a one-for-one basis, except for PSUs. The number of shares issuable upon vesting of PSUs depends on the performance of the Company’s shares over a predetermined performance period as compared to a prescribed peer group of companies and can vary from zero to up to two times the number of PSUs granted. See the Company’s latest information circular on SEDAR for further details regarding the method for calculating PSU performance vesting.

RELATED PARTY TRANSACTIONS

Minera Exar, the Company’s equity accounted investee, entered into the following transactions with companies controlled by the family of its president, who is also a director of Lithium Americas:

•

Los Boros Option Agreement, entered into with Grupo Minero Los Boros on March 28, 2016, for the transfer to Minera Exar of title to certain mining properties that comprised a portion of the Caucharí-Olaroz project (refer to Note 7 of the Company’s Q2 2022 financial statements).

•	Expenditures under the construction services contract for the Caucharí-Olaroz project with Magna Construcciones S.R.L., were $2.7 million during the six months ended June 30, 2022 (on a 100% basis).

During the six months ended June 30, 2022, Minera Exar paid director’s fees to its president, who is also a director of the Company, of $37 thousand (2021 – $37 thousand) (on a 100% basis).

In Q1 2022, Minera Exar entered into a service agreement with a consortium owned 49% by a company controlled by the family of its president, who is also a director of Lithium Americas. The agreement is to service the Cauchari-Olaroz evaporation ponds, has a term of five years and has a total value over that time period of $94 million.

In addition to the loans from shareholders, in Q1 2022, Minera Exar obtained debt financing in the form of a $40 million loan from a third party to fund construction, which loan is secured with a letter of credit provided by Ganfeng, a project co-owner. The Company has provided a guarantee to Ganfeng for its 49% proportionate interest in the loan.

The amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and have no specific terms of payment.

Transactions with Ganfeng, a related party of the Company by virtue of its position as a shareholder and a lender to the Company, are disclosed in Notes 7 and 12 of the Company’s financial statements for six months ended June 30, 2022 filed on SEDAR.

18

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Expressed in US dollars, unless stated otherwise)

Compensation of Key Management

Key management includes the directors of the Company and the executive management team. The remuneration of directors and members of the executive management team was as follows:

	Six months ended June 30
(in US$ million)	2022	2021
	$	$
Equity compensation	0.9	1.3
Salaries, bonuses, benefits and directors’ fees included in general and administrative expenses	1.4	0.8
Salaries, bonuses and benefits included in exploration expenditures	0.2	0.2
Salaries and benefits capitalized to Investment in Cauchari-Olaroz project	0.3	0.5
	2.8	2.8

Amounts due to directors and the executive management team as at June 30, 2022 include $0.3 million due to the independent directors of the Company for Q2 2022 directors’ fees:

(in US$ million)	June 30, 2022	December 31, 2021
	$	$
Total due to directors and executive team	0.3	0.7

CONTRACTUAL OBLIGATIONS

As at June 30, 2022, the Company had the following contractual obligations (undiscounted):

		Years ending December 31,
(in US$ million)	2022	2023	2024	2025 and later	Total
	$	$	$	$	$
Convertible senior notes	2.7	4.5	4.6	270.1	281.9
Accounts payable and accrued liabilities	6.6	-	-	-	6.6
Obligations under office leases¹	0.5	1.1	1.1	1.0	3.7
Other obligations¹	0.1	0.1	6.0	-	6.2
Total	9.9	5.7	11.7	271.1	298.4

¹ Include principal and interest/finance charges.

The Company’s and the Company’s equity investees’ commitments related to construction activities, royalties, option payments and annual fees to the aboriginal communities are disclosed in Note 7 of the Q2 2022 financial statements (filed on SEDAR), most of which will be incurred in the future if the Company continues to hold the subject property, continues construction, or starts production.

FINANCIAL INSTRUMENTS

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

All of the Company’s financial instruments are classified into financial assets and liabilities measured at amortized cost, other than the warrants to purchase Arena Minerals shares, shares acquired as part of the investment in Green Technology Metals and the embedded derivatives in the convertible notes which are carried at fair value. All financial instruments are initially measured at fair value plus, in the case of items measured at amortized cost, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

19

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Expressed in US dollars, unless stated otherwise)

Financial assets are measured at amortized cost if they are held for the collection of contractual cash flows where those cash flows solely represent payments of principal and interest. The Company’s intent is to hold these financial assets in order to collect contractual cash flows. The contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding.

The Company assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

The Company and its subsidiaries, as well as its investee Minera Exar, may from time to time make short-term investments into Argentinian government securities, financial instruments guaranteed by Argentinian banks and other Argentine securities. These investments may or may not realize short term gains or losses.

For additional details about the Company’s financial instruments please refer to the Note 20 “Financial instruments” of the Company’s financial statements for the six months ended June 30, 2022 filed on SEDAR.

OFF-BALANCE SHEET ARRANGEMENTS

The Company’s off-balance sheet arrangements related to its guarantee with respect to the loans provided to Minera Exar are disclosed in Note 7 of the Company’s financial statements for the six months ended June 30, 2022 filed on SEDAR.

DECOMMISSIONING PROVISION AND RECLAMATION BOND

The carrying value of the liability for decommissioning that arose to date as a result of exploration activities is $0.3 million for Thacker Pass, as at June 30, 2022. The Company’s $1.4 million reclamation bond payable to the BLM was guaranteed by a third-party insurance company. The current approved reclamation cost estimate for the October 15, 2021, Thacker Pass plan of operations is $47.6 million.  Financial assurance is expected to be placed with the agency prior to initiating construction.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Please refer to the Company’s annual MD&A for the year ended December 31, 2021, for Critical Accounting Estimates and Judgements disclosure and Accounting Policies disclosure. The nature and amount of significant estimates and judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty as well as accounting policies applied during the six months ended June 30, 2022, were substantially the same as those that management applied to the consolidated financial statements as at and for the year ended December 31, 2021, other than as described below.

COVID-19 Uncertainty

In March 2020, the World Health Organization declared a global pandemic related to COVID-19 and the impacts of the pandemic have been significant. The Company is continuing operations while protecting the safety and health of our employees, contractors, and the communities in which the Company operates in accordance with guidance from governments and public health authorities.

COVID-19 case numbers did not change significantly in Q2, 2022. The construction activities at the Caucharí-Olaroz lithium project advanced while strictly complying with COVID-19 protocols developed by Minera Exar and approved by authorities in Jujuy province where the project is located. Construction costs related to the Caucharí-Olaroz lithium project continue to be capitalized in accordance with the Company’s policy, including costs arising from construction of the project during the pandemic such as testing and quarantining of employees, rental of additional camp facilities in order to comply with social distancing requirements, and other additional contractors’ costs as a result of COVID-19 restrictions.

20

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Expressed in US dollars, unless stated otherwise)

Accounting for Acquisition of Millennial

The Company accounted for the acquisition of Millennial as an asset acquisition. Significant judgment was required to determine that the application of this accounting treatment was appropriate for the transaction. This included, among others, the determination that Millennial was not considered a business under IFRS 3 - Business combinations as Millennial did not have inputs and substantive processes that can collectively contribute to the creation of outputs.

RISKS AND UNCERTAINTIES

For risks and uncertainties faced by the Company, please refer to the following disclosure documents filed on the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.edgar.com: annual MD&A for the year ended December 31, 2021 in the section entitled “Risks and Uncertainties”, as well as the Annual Information Form for the year ended December 31, 2021 in the section entitled “Risk Factors”.

The Company is experiencing heightened incidence of government-related regulatory review in respect of its business operations and transactions, which it believes is attributable in large part to government policy toward the critical minerals sector, geopolitical competition among Western and non-Western governments and the multijurisdictional nature of the Company, including in particular the interconnections between Chinese and North American ownership and commercial arrangements. At this time the Company has not identified any such proceeding that it believes would result in a material adverse effect, but such proceedings could result in disruptions to the orderly course of business operations.

CHANGES IN DIRECTORS AND MANAGEMENT

In June 2022, Dr. Tom Benson was promoted to the role of Vice President, Global Exploration, having served in global exploration roles with the Company since December 2017, most recently as the Manager, Global Exploration. In his new role, Dr. Benson will oversee the Company’s exploration geology program and support the creation of new project development strategies.

TECHNICAL INFORMATION AND QUALIFIED PERSON

Detailed scientific and technical information on the Caucharí-Olaroz project can be found in the National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) technical report entitled “Updated Feasibility Study and Reserve Estimation to Support 40,000 tpa Lithium Carbonate Production at Caucharí-Olaroz Salars, Jujuy Province, Argentina” that was filed on SEDAR. The technical report has an effective date of September 30, 2020, and was prepared by Ernest Burga, P.Eng., David Burga, P.Geo., Daniel Weber, P.G., RM-SME, Anthony Sanford, Pr.Sci.Nat., and Marek Dworzanowski, CEng, PrEng., each of whom is a “Qualified Person” for the purposes of NI 43-101.

Detailed scientific and technical information on the Thacker Pass can be found in the NI 43-101 technical report dated August 1, 2018, entitled “Technical Report on the Pre-Feasibility Study for the Thacker Pass project, Humboldt County, Nevada, USA” that was filed on SEDAR. The Thacker Pass technical report has an effective date of August 1, 2018, and was prepared by Reza Ehsani, P.Eng., Louis Fourie, P.Geo., Andrew Hutson, FAusIMM, BE (Mining), Daniel Peldiak, P.Eng., Rob Spiering, P.Eng., John Young, B.Sc., SME-RM and Ken Armstrong, P.Eng., each of whom is a “Qualified Person” for the purposes of NI 43-101.

Copies of both technical reports, not included in this MD&A, are available on the Company’s website at www.lithiumamericas.com and on the Company’s SEDAR profile at www.sedar.com.

The scientific and technical information in this MD&A has been reviewed and approved by Dr. Rene LeBlanc, a “Qualified Person” for purposes of NI 43-101 by virtue of his experience, education, and professional association. Dr. LeBlanc is the Chief Technical Officer of the Company.

21

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Expressed in US dollars, unless stated otherwise)

Further information about Thacker Pass, including a description of key assumptions, parameters, description of sampling methods, data verification and QA/QC programs, and methods relating to resources, and factors that may affect those estimates is available in the above-mentioned Thacker Pass technical report.

Further information about the Caucharí-Olaroz project, including a description of key assumptions, parameters, description of sampling methods, data verification and QA/QC programs, and methods relating to resources and reserves, factors that may affect those estimates, and details regarding development and the mine plan for the project, is available in the above-mentioned Cauchari-Olaroz technical report.

USE OF NON-GAAP FINANCIAL MEASURES AND RATIOS

The Company’s financial results have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. This MD&A refers to a non-GAAP financial measure “working capital” which is not a measure recognized under IFRS in Canada and that does not have a standardized meaning prescribed by IFRS or by Generally Accepted Accounting Principles (GAAP) in the United States.

This non-GAAP financial measure does not have a standardized meaning under IFRS, may differ from financial measures used by other issuers, and may not be comparable to similar financial measures reported by other issuers. This financial measure has been derived from the Company’s financial statements and applied on a consistent basis as appropriate. The Company discloses this financial measure because it believes it assists readers in understanding the results of the Company’s operations and financial position and provides further information about the Company’s financial results to investors.

This measure should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS.

Working capital:  the difference between current assets and current liabilities.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed under securities legislation is recorded, processed, summarized and reported within the time periods specified by securities regulators and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed under securities legislation is accumulated and communicated to the issuer’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure. The Company’s management designed the disclosure controls and procedures to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them on a timely basis. The Company’s management believes that any disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. As most of our corporate office staff and many site administrative staff worked remotely in Q2 2022, we have retained documentation in electronic form as a result of remote work through this period. There have been no significant changes in our internal controls over financial reporting during the six months ended June 30, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

22

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Expressed in US dollars, unless stated otherwise)

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Information concerning Mineral Resource and Mineral Reserve estimates also may be deemed to be forward-looking information in that it reflects a prediction of mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking information generally can be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this MD&A contains forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: development of the Cauchari-Olaroz project and the Thacker Pass project, including timing, progress, approach, continuity or change in plans, construction, commissioning, milestones, anticipated production, results thereof and expansion plans;  expectations and anticipated impact of the COVID-19 pandemic; anticipated timing to resolve, and the expected outcome of, any complaints or claims made or that could be made concerning the environmental permitting process in the United States for Thacker Pass; capital expenditures and programs; estimates, and any change in estimates, of the Mineral Resources and Mineral Reserves at the Company’s properties; development of Mineral Resources and Mineral Reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the realization of Mineral Resources and Mineral Reserves estimates, including whether Mineral Resources will ever be developed into Mineral Reserves and information and underlying assumptions related thereto; the timing and amount of future production; currency exchange and interest rates; the Company’s ability to remain fully funded for a specified period of time, and raise capital or secure additional debt funding as needed; expected expenditures to be made by the Company on its properties; expected uses of proceeds from prior financings; the timing, cost, quantity, capacity and product quality of production of Cauchari-Olaroz, which is held and operated through an entity in Argentina that is 44.8% owned by the Company, 46.7% owned by Ganfeng and 8.5% owned by JEMSE; successful operation of Cauchari-Olaroz under its co-ownership structure; ability to produce battery grade lithium products; settlement of agreements related to the operation and sale of mineral production as well as contracts in respect of operations and inputs required in the course of production; timing and extent of plans to advance the Pastos Grandes project to a construction decision; the timing, cost, quantity, capacity and product quality of production at Thacker Pass and any expansion; results of the Company’s engineering, design and permitting program at Thacker, including that the Company meets deadlines as anticipated; successful results from the lithium technical development center testing facility for the Thacker Pass project; capital costs, operating costs, sustaining capital requirements, after tax net present value and internal rate of return, payback period, sensitivity analyses, and net cash flows of the Cauchari-Olaroz project and the Thacker Pass project; timing, results, and completion of a feasibility study for the Thacker Pass project, along with expectations for a substantial increase to the capital cost estimation in the feasibility study as compared to the PFS and the factors expected to contribute to such increase; the Company’s share of the expected capital expenditures for the construction of the Cauchari-Olaroz project and for permitting and Thacker Pass project feasibility study activities; timings and outcomes of litigation and regulatory proceedings concerning permits and water rights transfer applications for Thacker Pass; sufficiency of water rights for each phase of the Thacker Pass project, and ability to secure additional water rights as needed; whether low-carbon and low-water usage is achieved for the Thacker Pass project operations; continuing support of local communities and the Tribe for the Thacker Pass project, continuing constructive engagement with these and other stakeholders, and any expected benefits of such engagement; ability to achieve capital cost efficiencies; stability and inflation related to the Argentine peso, whether the Argentine government implements additional foreign exchange and capital controls, and the effect of current or any additional regulations on the Company’s operations; successful integration of acquired businesses and projects; expected benefits from investments made in third parties, including expected benefits of the Cooperation Agreement with Arena Minerals and the Collaboration Framework with Green Technology Metals; and the potential for partnership and financing scenarios for the Thacker Pass project, including potential funding through the ATVM

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Expressed in US dollars, unless stated otherwise)

loan program, and a potential separation between the U.S. and Argentina operations of the Company currently under evaluation.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. With respect to forward-looking information listed above and incorporated by reference herein, the Company has made assumptions regarding, among other things:

▪	current technological trends;
▪	a cordial business relationship between the Company and its co-owners of the Cauchari-Olaroz project;
▪

ability of the Company to fund, advance and develop the Cauchari-Olaroz project, the Thacker Pass project, and the Pastos Grandes project, and the respective impacts of the projects when production operations commence;

▪	the Company’s ability to operate in a safe and effective manner;
▪	uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Nevada and Argentina;
▪	demand for lithium, including that such demand is supported by growth in the electric vehicle market;
▪	the impact of increasing competition in the lithium business, and the Company’s competitive position in the industry;
▪	ability to attract and retain skilled talent in a competitive hiring environment;
▪	general economic conditions;
▪	the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates;
▪

stability and inflation of the Argentine peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations;

▪	the impact of unknown financial contingencies, including litigation costs, environmental compliance costs and costs associated with the impacts of climate change, on the Company’s operations;
▪	gains or losses, in each case, if any, from short-term investments in Argentine bonds and equities;
▪	estimates of and unpredictable changes to the market prices for lithium products;
▪	exploration, development and construction costs for the Cauchari-Olaroz project, the Thacker Pass project, and the Pastos Grandes project;
▪	estimates of Mineral Resources and Mineral Reserves, including whether Mineral Resources will ever be developed into Mineral Reserves;
▪	reliability of technical data;
▪	anticipated timing and results of exploration, development and construction activities, including the impact of COVID-19 on such timing;
▪	timely responses from governmental agencies responsible for reviewing and considering the Company’s permitting activities at the Thacker Pass project;

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LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Expressed in US dollars, unless stated otherwise)

▪	availability of technology, including low carbon energy sources and water rights, on acceptable terms to advance the Thacker Pass project;
▪	the Company’s ability to obtain additional financing on satisfactory terms or at all, including the outcome of the Company’s DOE loan application;
▪	the ability to fund, develop and achieve production at any of the Company’s mineral exploration and development properties;
▪	the impact of the COVID-19 pandemic and of climate change on the Company’s projects and operations;
▪	accuracy of development budgets and construction estimates;
▪	preparation of a development plan and feasibility study for lithium production at the Thacker Pass project; and
▪	preparation of a development plan for the Pastos Grandes project.

Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

The Company’s actual results could differ materially from those anticipated in any forward-looking information as a result of certain risk factors set out in the Company’s latest AIF, including but not limited to, the following: the impacts of the COVID-19 pandemic on the availability and movement of personnel, supplies and equipment and on the timing for regulatory approvals and permits, construction by Minera Exar, in which the Company has a 44.8% co-ownership interest with Ganfeng and JEMSE, at the Cauchari-Olaroz project, and on third parties providing services to the Company in respect of the Thacker Pass project or to Minera Exar with respect to the Cauchari-Olaroz project; the Company’s mineral properties, or the mineral properties in which it has an interest, may not be developed or operate as planned and uncertainty of whether there will ever be production at the Company’s mineral exploration properties, or the properties in which it has an interest; cost overruns; risks associated with the Company’s ability to successfully secure adequate funding, including the outcome of the Company’s DOE loan application; market prices affecting the ability to develop the Company's mineral properties and properties in which it has an interest; risks associated with co-ownership arrangements; risks related to acquisitions, integration and dispositions; risk to the growth of lithium markets; lithium prices; inability to obtain required governmental permits and government-imposed limitations on operations; technology risk; inability to achieve and manage expected growth; political risk associated with foreign operations, including co-ownership arrangements with foreign domiciled partners; risks arising from the outbreak of hostilities in Ukraine and the international response, including but not limited to their impact on commodity markets, supply chains, equipment and construction; emerging and developing market risks; risks associated with not having production experience; operational risks; changes in government regulations; changes to environmental requirements; failure to obtain or maintain necessary licenses, permits or approvals; insurance risk; receipt and security of mineral property titles and mineral tenure risk; changes in project parameters as plans continue to be refined; changes in legislation, governmental or community policy; mining industry competition; market risk; volatility in global financial conditions; uncertainties associated with estimating Mineral Resources and Mineral Reserves, including uncertainties relating to the assumptions underlying Mineral Resource and Mineral Reserve estimates; whether Mineral Resources will ever be converted into Mineral Reserves; risks in connection with the Company’s existing debt financing; risks related to investments in Argentine bonds and equities; opposition to development of the Company’s mineral properties; lack of brine management regulations; surface access risk; risks related to climate change; geological, technical, drilling or processing problems; uncertainties in estimating capital and operating costs, cash flows and other project economics; liabilities and risks, including environmental liabilities and risks inherent in mineral extraction operations; health and safety risks; risks related to the stability and inflation of the Argentine peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current and any additional regulations on the Company’s operations; risks related to unknown financial contingencies, including litigation costs, on the Company’s operations; unanticipated results of exploration activities; unpredictable weather conditions; unanticipated delays in preparing technical studies; inability to generate profitable operations; restrictive covenants in debt instruments; lack of availability of additional financing on terms acceptable to the Company, or to the Company and its co-owners for

25

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX MONTHS ENDED JUNE 30, 2022

(Expressed in US dollars, unless stated otherwise)

any co-ownership interests; shareholder dilution; intellectual property risk; dependency on consultants and key personnel; payment of dividends; competition for, amongst other things, capital, undeveloped lands and skilled personnel; fluctuations in currency exchange and interest rates; regulatory risk, including as a result of the Company’s dual-exchange listing and increased costs thereof; conflicts of interest; common share volatility; and cybersecurity risks and threats. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements. See the AIF available on SEDAR for a complete description of such risk factors.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking information contained in this MD&A is expressly qualified by these cautionary statements. All forward-looking information in this MD&A speaks as of the date of this MD&A. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All forward-looking information contained in this MD&A is expressly qualified in its entirety by this cautionary statement.  Additional information about these assumptions and risks and uncertainties is contained in our filings with securities regulators, including our most recent AIF, which are available on SEDAR at www.sedar.com.

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